UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Exhibit 99

Sierra Wireless Announces Industry’s First FCC Certified Embedded Module for Citizens Broadband Radio Service (CBRS) Networks

Sierra Wireless AirPrime® EM7565 LTE-Advanced Pro Embedded Module can now be deployed in IoT devices on private or public CBRS networks in the U.S.

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 6, 2018--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced the AirPrime® EM7565 LTE-Advanced Pro Embedded Module has been granted FCC approval and is the first embedded module available for Citizens Broadband Radio Service (CBRS) networks in the U.S. This enables organizations to operate their own LTE networks in areas such as college and corporate campuses, arenas, airports, ports and warehouses.

The Sierra Wireless module is approved to operate in the CBRS radio band, a 3.5GHz band traditionally used by U.S. Navy radar systems but now available for private LTE (and other technology) networks or for cellular carriers to augment their existing services. The 3GPP has defined Band 48 for CBRS so that LTE products can use the new CBRS band in addition to the U.S. cellular carrier bands. Outside of the U.S. and not considered CBRS, the 3GPP has defined other bands that also run on 3.5GHz that are expected to quickly enable 5G services in regions where these bands are available, including Europe, Japan and Brazil.

“Sierra Wireless’ module receiving the first End User Device Authorization from the FCC is the latest in a series of significant milestones for the CBRS/OnGo ecosystem,” said Alan Ewing, Executive Director, CBRS Alliance. “The industry expected that CBRS/OnGo devices would be available in 2018, and this achievement from Sierra means that this expectation has been met. Sierra Wireless’ module represents the first of many device authorizations we’ll see during the remainder of 2018 and throughout 2019, yet another indication of the rapidly maturing state of the market.”

As the CBRS ecosystem of infrastructure, carriers, and modules roll out, it becomes much easier for organizations to operate their own LTE networks with more device and service options for users. For example, a college campus could deploy a CBRS network to provide unlimited data to users while on campus, or an oil and gas company could provide LTE coverage to connect tablets, rugged handhelds, routers and other equipment in a remote oil field. Seen as a more secure alternative to Wi-Fi, CBRS networks can support both low and high-bandwidth applications, do not require spectrum licenses and are expected to reduce the cost of data transmission.

“Sierra Wireless has been enabling IoT device makers for more than 25 years, bringing the latest cellular technologies to networking, mobile computing, public safety, healthcare and security equipment and service providers,” said Dan Schieler, Senior Vice President and General Manager, OEM Solutions, Sierra Wireless. “Enabling innovative new applications for private LTE networks and future 5G networks is an important initiative for Sierra Wireless.”

Part of the AirPrime EM75 Series, the EM7565 embedded module now supports emerging CBRS networks with the EM7511 expected to complete FCC approval shortly. In addition to providing 4G LTE Advanced Pro Cat-12 coverage, including FirstNet LTE Band 14, the EM75 Series has 3G fallback, integrated GNSS and support for secure, authenticated firmware-over-the-air (FOTA) updates and offered in the PCI Express M.2 form factor.

Availability

EM7565 and EM7511 modules are available now for commercial deployments.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” and “AirPrime” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1 604 233 8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1 604 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	November 6, 2018